EXHIBIT 99.1

Brainsway Reports First Quarter 2019 Financial Results and Operational Highlights

First quarter revenues of $5.2 million, up 44% compared to prior year quarter

JERUSALEM and HACKENSACK, N.J., May 29, 2019 (GLOBE NEWSWIRE) -- Brainsway Ltd. (NASDAQ & TASE: BWAY) (“Brainsway” or the “Company”), a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation system (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), today reported financial results for the three months ended March 31, 2019, and provided an operational update.

“We continue to demonstrate top-line growth driven by demand for our Deep TMS technology,” said Yaacov Michlin, President and Chief Executive Officer of Brainsway. “The leasing, direct sales and usage of our Deep TMS system continues to drive the growth of our business.”

In support of the Company’s growing business, it successfully completed its U.S. initial public offering (IPO) and listing on the Nasdaq Global Market (NASDAQ) in April 2019 under the symbol “BWAY”, raising $30.8 million in gross cash proceeds before deducting underwriting discounts and commissions and other offering expenses. “We are pleased to have reached this exciting milestone in the company’s development and anticipate that this will serve to further accelerate our growth as a leading company in our space,” said Dr. David Zacut, Chairman of Brainsway. Brainsway intends to utilize the net proceeds from the offering to further expand its sales force and marketing activities in order to drive increased market penetration of its Deep TMS system, and to proceed with its clinical and technological R&D activities, including in the areas of opioid addiction and multiple sclerosis.

Financial Results for the First Quarter Ended March 31, 2019

  Quarterly record revenue of $5.2 million, an increase of 44% over the first quarter of 2018.
  Lease revenues of $3.1 million (recurring), an increase of 47% over the first quarter of 2018.
  Installed base of 416 Deep TMS systems, a quarter-over-quarter increase of 33 systems.
  27 Deep TMS OCD coils shipped, reaching a total of 85 OCD coils as an add-on helmet to Brainsway’s Deep TMS systems since marketing clearance was obtained in August 2018.
  Gross margin of 78%.
  Operating expenses totaled $5.6 million, compared to $4.3 million in the first quarter of 2018, an increase of 29%.  The increase was primarily driven by an expansion of the sales force and enhanced marketing activities.
  Net loss of $1.9 million, compared to $1.0 million in the first quarter of 2018. The increase was primarily due to non-cash financial income that reduced the net loss in the first quarter of 2018, and an increase in operating loss, of $0.2 million.
  The basic and diluted net loss per ordinary share for the first quarter of 2019 was $0.11 per share.
  Cash used in operating activities was $0.9 million, compared to $0.6 million in the first quarter of 2018. Cash used in investing activities was $0.4 million, compared to $0.5 million in the first quarter of 2018.

Financial Position

  As of March 31, 2019, the Company had cash and short-term investments of approximately $7.7 million, compared to $9.1 million at December 31, 2018.
  Following the approximately $27 million of net proceeds derived from Brainsway’s IPO on the NASDAQ and its $3 million debt repayment, both completed post-March 31, 2019, the Company has a strong balance sheet with no debt.

Other Company Developments in First quarter of 2019

  Completion of 260 patient target recruitment for multicenter smoking cessation study. Final results expected in Q4 of 2019.
  Regulatory approval in Japan for MDD.
  Increased commercial activity in South East Asia with distribution and agent agreements signed in Thailand, South Korea, India, and Singapore.
  Breakthrough designation granted by U.S. Food and Drug Administration for Brainsway’s Deep TMS device for Opioid Use Disorder.

Conference Call and Webcast

Brainsway’s management will host a conference call prior to the market open on Wednesday, May 29, 2019, at 8:00 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, May 29, at 8:00 a.m. Eastern Time:

Telephone conference
Dial in details, Participants:
Confirmation Code: 4989455
Standard international: +44 (0) 2071 928000
Israel, Tel Aviv (Local): +972 3 721 7998
United States (FreeCall): +1-866-966-1396

Webcast Player URL: https://edge.media-server.com/m6/p/c8o34kai

To listen to a live webcast, please visit the Investors section of the Brainsway website at www.brainsway.com. The webcast replay will be available on the website for two weeks following the completion of the call.

About Brainsway
Brainsway is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which Brainsway received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). Brainsway is currently conducting clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders, including smoking cessation and post-traumatic stress disorder, and is planning trials for opioid addiction, fatigue in multiple sclerosis (MS) and post-stroke rehabilitation.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials or in receiving positive top-line or final study results; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Company Contact:
Brainsway Ltd.
Hadar Levy
Chief Financial Officer
hadarl@Brainsway.com

Investor Contact:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands
	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,541	$8,968
Short‑term deposits	151	101
Trade receivables, net	3,617	2,904
Other accounts receivable	1,284	1,505
	12,593	13,478
NON‑CURRENT ASSETS:
Restricted deposit	1,007	1,007
Long‑term prepaid expenses	1,345	1,345
Long‑term deposit	151	146
Property and equipment, net	9,203	-
	11,706	10,124
	$24,299	$23,602
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$2,578	$2,243
Other accounts payable	4,130	3,459
Deferred revenues	1,043	1,333
Loan from bank	1,125	750
Liability in respect of research and development grants	565	554
	9,441	8,339
NON‑CURRENT LIABILITIES:
Loan from bank	1,737	2,083
Deferred revenues and other liabilities	2,494	1,108
Liability in respect of research and development grants	5,068	4,980
Warrants	153	140
	9,452	8,311
EQUITY:
Share capital	171	171
Share premium	67,309	67,193
Share‑based payment	3,602	3,357
Adjustments arising from translating financial statements from functional currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(63,488)	(61,581)
	5,406	6,952
	$24,299	$23,602

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	For the three months ended
	March 31,
	2019	2018

	(Unaudited)

Revenues	$5,182	$3,605
Cost of revenues	1,158	697
Gross profit	4,024	2,908
Research and development expenses, net	1,792	1,711
Selling and marketing expenses	2,838	1,881
General and administrative expenses	1,003	733
Total operating expenses	5,633	4,325
Operating loss	1,609	1,417
Finance expense (income), net	236	(415)
Loss before income taxes	1,845	1,002
Income taxes	62	25
Net loss and total comprehensive loss	$1,907	$1,027
Basic and diluted net loss per share	$(0.11)	$(0.06)

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended
	March 31,
	2019	2018

	(Unaudited)
Cash flows from operating activities:
Total comprehensive loss	$(1,907)	$(1,027)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	356	261
Finance expenses (income), net	221	(415)
Cost of share‑based payment	361	232
Income taxes	124	25
	1,062	103
Changes in asset and liability items:
Decrease (increase) in trade receivables	(745)	224
Decrease in other accounts receivable	197	200
Increase in trade payables	166	74
Increase in other accounts payable	337	12
Increase (decrease) in deferred revenues and other liabilities	185	(141)
	140	369
Cash paid and received during the year for:
Interest paid	(64)	(54)
Interest received	10	—
Taxes	(187)	(17)
	(241)	(71)
Net cash used in operating activities	(946)	(626)
Cash flows from investing activities:
Purchase of property and equipment(*)	(358)	(459)
Investment in short‑term deposits, net	(55)	(50)
Investment in long‑term deposits, net	—	(2)
Net cash used in investing activities	(413)	(511)
Cash flows from financing activities:
Receipt of government grants	47	—
Repayment of lease liability	(101)	—
Net cash used in financing activities	(54)	—
Exchange rate differences on cash and cash equivalents	(14)	(62)
Decrease in cash and cash equivalents	(1,427)	(1,199)
Cash and cash equivalents at the beginning of the year	8,968	14,509
Cash and cash equivalents at the end of the year	$7,541	$13,310
(a) Significant non‑cash transactions:
Purchase of property and equipment on credit	$161	$478

_________________________ (*) Derives mainly from purchase of system components